UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-9147

(Check One):
☒ Form 10-K	☐ Form 11-K

☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant	CANARGO ENERGY CORPORATION

Address of Principal Executive Office	ST. PETER PORT, GUERNSEY, BRITISH ISLES GY1 3RR

PART II
RULE 12b-25 (b) AND (c)

      [If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)     ☐  ]

The Registrant hereby represents that:

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12-25(c) has been attached if applicable. [Not Applicable]

PART III
NARRATIVE

      [State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.]

      The Company is in the process of obtaining further information which could not be obtained without undue effort or expense.

PART IV
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Vincent McDonnell	+44	1481 729 980

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes ☐   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes ☒   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CANARGO ENERGY CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	MARCH 31, 2004	By:	/s/ Vincent McDonnell

Chief Financial Officer